UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number 001-39001

Blue Hat Interactive Entertainment Technology

 (Translation of registrant’s name into English)

7th Floor, Building C, No. 1010 Anling Road
Huli District, Xiamen, China 361009
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Appointment of Mr. Weicheng Pan

Effective May 10, 2023, Blue Hat Interactive Entertainment Technology, a Cayman Islands exempted company (the “Company”) appointed Mr. Weicheng Pan as Chief Strategy Officer of the Company.

Mr. Weicheng Pan, aged 47, is the founder of Cheng Ji Group of Companies and Jewish Mindset Business School. He has experience in business investment and consultation. From August 2018 to September 2018, Mr. Pan worked as the general consultant of Sen Yue Holdings Limited, a Singapore company, for an investment worthy around US$0.9 million. Starting from November 2019, Mr, Pan has been the independent director of TD Holdings Inc. (Nasdaq ticker: GLG). From October 1, 2020 to January 6, 2022, he had been the Chief Strategy Officer of Future Fintech Group Inc. (Nasdaq ticker: FTFT). He holds a Bachelor’s Degree in Business Administration from Wuhan Science and Technology University.

Mr. Pan shall receive an annual salary in the amount of US$20,000, and contingent annual cash or equity bonus at the sole discretion of the Board. The employment with Mr. Pan has a term of one year and is subject to renewal upon mutual agreement.

There are no family relationships between Mr. Pan and any director or other executive officer of the Company. There are no transactions between Mr. Pan or any member of his immediate families and the Company or any of its subsidiaries that would be reportable as a related party transaction under the rules of the Securities and Exchange Commission. Further, there is no arrangement or understanding between Mr. Pan and any other persons or entities pursuant to which Mr. Pan was appointed as Chief Strategy Officer of the Company.

On May 15, 2023, the Company issued a press release announcing such appointment. A press release of the Company is furnished to this Report on Form 6-K as Exhibit 99.1.

Exhibit.

Exhibit No.	Description of Exhibit
10.1	Employment Agreement by and between Blue Hat Interactive Entertainment Technology and Mr. Weicheng Pan dated May 10, 2023.
99.1	Press Release dated May 15, 2023, announcing the appointment of Mr. Weicheng Pan as Chief Strategy Officer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2023

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

By:	/s/ Xiaodong Chen
Name: Xiaodong Chen
Title: Chief Executive Officer